F O R M 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549							OMB Approval
OMB Number 3235-014

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

Expires: December 31, 2001 Estimated average burden hours per response 0.5

(Print or Type Responses)
	Name and Address of Reporting Person* Knutson Susan M.	Date of Event Requiring Statement (Month/Day/Year) December 7, 2001		Issuer Name and Ticker or Trading Symbol GTIM
				Relationship of Reporting Person(s) to Issuer (Check all applicable)			6. If Amendment, Date of Original (Month/Day/Year)
(Last) (First) (Middle)
	601 Corporate Circle	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		Director		10% Owner	7. Individual or Joint/Group (Check Applicable Line)
				x	Officer (give title below)	Other (specify below)
	(Street)				Controller		x	Form filed by One Reporting Person
	Golden CO 80401							Form filed by More than One Reporting Person

	(City) (State) (Zip)	Table I Non-Derivative Securities Beneficially Owned
	1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)		3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)		4. Nature of Indirect Beneficial Ownership (Instr. 5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over)
* If the form is filed by more than one reporting person, see Instruction 5(b)(v). SEC 1473 (3-99)

1. Title of Derivative Security (Instr. 4)		2. Date Exercisable and Expiration Date (Month/Day/Year)	3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Incentive Stock Option	*	10/1/2011	Common Stock	7,400	$1.75	D
Non-Statutory Stock Option	10/1/2001	10/1/2006	Common Stock	2,430	$1.75	D

Explanation of Responses:
* The Option vests 10% after the first year, an additional 20% after the second year, and an additional 30% after the third year and becomes fully vested after the fourth year

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

			**Signature of Reporting Person					Date